SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

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                                BERTUCCI'S, INC.
                       (Name of Subject Company [Issuer])

                             NERC ACQUISITION CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF
                           NE RESTAURANT COMPANY, INC.
                                    (Bidder)


                    COMMON STOCK, PAR VALUE $0.005 PER SHARE
                         (Title of Class of Securities)

                                   086063 10 4
                      (CUSIP Number of Class of Securities)

                             -----------------------


                                  DENNIS PEDRA
                                    PRESIDENT
                           NE RESTAURANT COMPANY, INC.
                                80A TURNPIKE ROAD
                        WESTBOROUGH, MASSACHUSETTS 01581
                                 (508) 870-9200
           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)

                                 WITH A COPY TO:

                            DAVID L. FINKELMAN, ESQ.
                          STROOCK & STROOCK & LAVAN LLP
                                 180 MAIDEN LANE
                          NEW YORK, NEW YORK 10038-4982
                                 (212) 806-5400

     NERC Acquisition Corp., a Massachusetts corporation ("Purchaser"), and NE Restaurant Company, Inc., a Delaware corporation ("Parent"), hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), filed with the Securities and Exchange Commission on May 20, 1998, with respect to Purchaser's offer to purchase all of the outstanding shares of Common Stock, par value $0.005 per share (the "Shares"), of Bertucci's, Inc., a Massachusetts corporation (the "Company"), not presently owned by Parent, at a purchase price of $10.50 per Share, net to the seller in cash, without interest thereon. All capitalized terms used herein shall have the meaning set forth in the Schedule 14D-1 or the Offer to Purchased dated May 20, 1998, except as may otherwise be provided herein.


ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) The information set forth in Paragraph (a) of Item 6 is hereby amended and supplemented by the following:

     The date of the purchase by Dennis Pedra, President and Chief Executive Officer of Parent, of 5,000 Shares referred to in Section 9 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase was March 9, 1998 rather than March 8, 1998. Mr. Pedra beneficially owns an additional 4,000 Shares which were acquired in open market purchases prior to March 9, 1998.

ITEM 10.  ADDITIONAL INFORMATION.


     (b)-(c) The information set forth in Paragraphs (b) and (c) of Item 10 is hereby amended and supplemented by the following:

     On May 26, 1998, Parent filed its Notification and Report Form with respect to the acquisition of Shares pursuant to the Offer under the HSR Act. Accordingly, under the provisions of the HSR Act applicable to the Offer, the waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on June 10, 1998, unless early termination of the waiting period is granted or unless Parent receives a request for additional information or documentary material from the Antitrust Division or the FTC. Pursuant to the HSR Act, Parent has requested early termination of the waiting period applicable to the Offer.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated:  May 26, 1998



                                          NE RESTAURANT COMPANY, INC.



                                          By: /s/ PAUL V. HOAGLAND
                                                  Paul V. Hoagland
                                                  Executive Vice President


                                          NERC ACQUISITION CORP.



                                          By: /s/ PAUL V. HOAGLAND
                                                  Paul V. Hoagland
                                                  Executive Vice President